As filed with the Securities and Exchange Commission on December 2, 2005

Registration No. 333-125045

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

ON FORM S-3

TO FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CURON MEDICAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	77-0470324
(State of incorporation)	(I.R.S. Employer Identification Number)

46117 Landing Parkway

Fremont, CA 94538-6407

(510) 661-1800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Larry C. Heaton II

President and Chief Executive Officer

Curon Medical, Inc.

46117 Landing Parkway

Fremont, CA 94538-6407

(510) 661-1800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

David J. Saul, Esq.

Evan Y. Ng, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

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Explanatory Note

This registration statement relates to the public offering of up to 24,539,712 shares of our common stock under this prospectus by the selling stockholders identified in this prospectus. The shares offered were previously registered by a registration statement on Form S-1, Securities and Exchange Commission File No. 333-125045. This post-effective amendment to the previously filed registration statement is filed solely to re-register those shares by a registration statement on Form S-3 and to incorporate the information contained in our reports filed with the Securities and Exchange Commission into the prospectus filed hereunder.

PROSPECTUS

24,539,712 shares

CURON MEDICAL, INC.

Common Stock

This prospectus relates to the offer and sale of 28,220,969 shares of our common stock which may be disposed of from time to time by the selling stockholders named in the “Selling Stockholders” section of this prospectus, or their transferees, pledgees, donees or successors-in-interest. Of the shares offered by this prospectus, such shares include 9,775,891 shares of common stock issuable upon exercise of warrants. The shares were initially sold, and the warrants were initially issued, in a private placement transaction.

The prices at which the selling stockholders may sell the shares will be determined by the selling stockholders or their transferees. While we will receive cash if and when the warrants are exercised, we will not receive any proceeds from the disposition of the shares of common stock covered hereby.

Our common stock is traded on The Nasdaq SmallCap Market under the symbol “CURN.” On November 25, 2005, the last reported sale price of our common stock on The Nasdaq SmallCap Market was $0.40 per share.

Our principal executive offices are located at 46117 Landing Parkway, Fremont, CA 94538-6407, and our telephone number is (510) 661-1800.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 2, 2005.

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information provided or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus and any prospectus supplement is accurate only as of the date on the front of the document and that information incorporated by reference in this prospectus or any prospectus supplement is accurate only as of the date of the document incorporated by reference. In this prospectus and any prospectus supplement, unless otherwise indicated, “Curon Medical,” “Curon,” “we,” “us” and “our” refer to Curon Medical, Inc. and its subsidiaries, and do not refer to the selling stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and in documents that we incorporate by reference into this prospectus. We base these forward-looking statements on our expectations, assumptions, estimates and projections about our business and the industry in which we operate as of the date of this prospectus. These forward-looking statements are subject to a number of risks and uncertainties that cannot be predicted, quantified or controlled and that could cause actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, and in documents incorporated into this prospectus, including those set forth below in “Risk Factors,” describe factors, among others, that could contribute to or cause these differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact transpire or prove to be accurate. We undertake no duty to update any of these forward-looking statements.

We own or have rights to use trademarks or trade names that we use in conjunction with the operation of our business. Curon, Stretta and Secca are our registered trademarks. All other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus and in documents that we incorporate by reference into this prospectus, you should carefully consider the following risks before purchasing our common stock. If any of these risks occurs, our business, financial condition and operating results could be materially adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment. See also, “Special Note Regarding Forward-Looking Statements.”

We have recently undergone a restructuring, which could adversely impact our business.

In order to reduce our operating costs, we have recently implemented a restructuring initiative primarily to implement the outsourcing of our disposable component manufacturing. This resulted in a significant reduction in employee headcount from 71 to 33. We entered into a contract for the outsourced manufacturing with Life Science Outsourcing. These actions significantly change our operations and could have adverse results, including:

•	Potential customers may choose not to purchase our products due to concerns over the stability of our organization;

•	We may encounter difficulties in retaining key employees; and

•	The reduction of our operating costs may not achieve the goal of producing materially stronger financial results then we have historically experienced.

We have outsourced the manufacturing of our disposable products to a single contract manufacturer, and if that manufacturer is unable or unwilling to produce our product requirements in quality and quantity to our satisfaction, our business will be harmed.

We now rely on a single contract manufacturer to manufacture our disposable products. We have no prior history with this supplier and cannot predict how well they will perform in meeting our quality and quantity requirements. We believe that this shift away from direct manufacturing will reduce our operating expenses, but unforeseeable difficulties in the outsourced manufacturing could negatively impact operating expense reduction expectations. Our reliance on this single contract manufacturer subjects us to a number of risks outside of our control that could impact our ability to meet demand for our disposable products and harm our business, including:

•	Inability of our contract manufacturer to manufacture the product at the quality and quantity levels we require;

•	Delays or interruption of production due to production problems; and

•	Unanticipated delays in delivery by our contract manufacturer due to changes in demand from us or their other customers.

We have yet to identify an alternate contract manufacturer to manufacture our disposable products. Identifying and qualifying additional or replacement contract manufacturers, if required, may not be accomplished quickly or at all and could involve significant additional costs. Any interruption from our existing contract manufacturer would limit our ability to manufacture our disposable products and could therefore have a material adverse effect on our business, financial condition and results of operations.

During 2006, we may have to raise additional funds to continue operations as currently conducted, or sell the Company. The terms of either transaction may not be favorable to our stockholders.

We believe that unless revenues increase and operating costs are controlled, our existing capital resources will not enable us to maintain current and planned operations through 2006. We may have to raise additional funds through the issuance of equity or debt securities, or a combination thereof, in the public or private markets in order to continue operations, or sell the company. Additional financing and merger opportunities may not be available, or if available, may not be on favorable terms. The availability of financing or merger opportunities will depend, in part, on market conditions, which have been depressed as of late. Any future equity financing could result in substantial dilution to our stockholders. If we raise additional funds by issuing debt, we may be subject to limitations on our operations, through debt covenants or other restrictions. If adequate and acceptable financing is not available, we may have to delay development or commercialization of certain of our products or license to third parties the rights to commercialize certain of our products or technologies that we would otherwise seek to commercialize. We may also reduce our marketing, customer support or other resources devoted to our products. Any of these options could reduce our sales growth and result in continued net losses.

We may never achieve or maintain significant revenues or profitability.

We have incurred losses every year since we began operations. In particular, we incurred net losses of $15.3 million in 2004, $15.6 million in 2003, and $15.4 million in 2002 and $7.4 million for the nine months ended September 30, 2005. As of September 30, 2005, we had an accumulated deficit of approximately $102.0 million. Our revenues are, and will be, derived from the sale of radiofrequency generators and our disposable devices, such as the Stretta Catheter and Secca Handpiece. We have generated limited revenues, and it is possible that we will never generate significant revenues from product sales. Even if we do achieve significant revenues from our product sales, we expect to incur significant net losses over the next several years and these losses may increase. It is possible that we will never achieve profitable operations.

If health care providers are not adequately reimbursed for the procedures which use our products, or for the products themselves, we may never achieve significant revenues.

Our physician customers continue to encounter difficulties in readily obtaining adequate reimbursement for the Stretta procedure on a case-by-case basis, and this continues to impact our ability to market and sell the Stretta System.

While the American Medical Association has issued a Level I CPT code for the Stretta procedure effective January 1, 2005, there is no assurance that the established level of coverage will encourage physicians to perform the Stretta procedure or that local Medicare or private payers will choose to pay for this procedure. We have in the past received unfavorable Medicare coverage determinations. Physicians, hospitals and other health care providers are unlikely to purchase our products if they are not adequately reimbursed for the Stretta procedure or the products. Some payers may refuse adequate reimbursement even though significant peer-reviewed data has been published. If users of our products cannot obtain sufficient reimbursement from health care payers for the Stretta or Secca procedures or the Stretta or Secca Systems’ disposables, then it is unlikely that our products will ever achieve increased market acceptance.

Reimbursement from third-party health care payers is uncertain due to factors beyond our control and changes in third-party health care payers’ policies could adversely affect our sales growth.

Even if third-party payers provide adequate reimbursement for our procedures or products, adverse changes in third-party payers’ policies toward reimbursement could preclude market acceptance for our products and have a material adverse effect on our sales and revenue growth. We are unable to predict what changes will be made in the reimbursement methods used by third-party health care payers.

For example, some health care payers are moving toward a managed care system in which providers contract to provide comprehensive health care for a fixed cost per person. We cannot assure you that in a prospective payment system, which is used in many managed care systems, the cost of our products will be incorporated into the overall payment for the procedure or that there will be adequate reimbursement for our products separate from reimbursement for the procedure.

Internationally, market acceptance of our products is dependent upon the availability of adequate reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country and include both government-sponsored health care and private insurance. Although we are seeking international reimbursement approvals, we cannot assure you that any such approvals will be obtained in a timely manner or at all. If foreign third-party payers do not adequately reimburse providers for the Stretta procedure and the products used with it, then our sales and revenue growth may be limited.

We are not in compliance with the minimum bid price requirement of the Nasdaq SmallCap Market. We may consequently be delisted in the near future. This may adversely affect trading in our stock and our ability to raise capital.

We have failed to comply with the minimum $1.00 per share bid price requirement for continued listing on Nasdaq. We have been given until May 11, 2006 to demonstrate compliance with the minimum bid price requirement by maintaining a closing bid price of at least $1.00 for a minimum of 10 consecutive trading days. If we fail to demonstrate compliance with this requirement, we may be delisted from Nasdaq. Our stockholders have authorized up to a 1-for-4 reverse stock split on our stock. While we have no immediate plans to implement a reverse stock split, we may be required to do so prior to May 11, 2006 to remain listed on Nasdaq. Should we implement a reverse stock split, the number of our shares being traded will be reduced and volatility in the trading of our stock may increase. Further, there are no assurances that a reverse stock split will ensure compliance with the minimum bid price requirement. There are also no assurances that our stock price after a reverse stock split will be above $1.00 per share at all (which would be the case if, prior to the split, our stock price is below $0.25 per share), nor that it will maintain a $1.00 per share price for at least ten consecutive trading days – the requirement to remedy the minimum bid price deficiency.

If we receive a notice of delisting, we may appeal the decision but there are no assurances that we will be successful in remaining listed. If we are ultimately delisted, trading in our common stock could be subject to the so-called “penny stock” rules that impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in those securities. Consequently, removal from Nasdaq, if it were to occur, could affect the ability or willingness of broker-dealers to sell and/or make a market on our common stock and the ability of purchasers of our common stock to sell their securities in the secondary market. These rules could further limit the market liquidity of our common stock and the ability of investors to sell our common stock in the secondary market. If we are delisted from Nasdaq, our stock price is likely to decline significantly.

If physicians do not adopt our products, we will not achieve future sales growth.

To achieve increasing sales, our products must continue to gain recognition and adoption by physicians who treat gastrointestinal disorders. Our products represent a significant departure from conventional treatment methods. We believe that physicians will not increase rates of adoption of our systems unless they determine, based on published peer-reviewed journal articles, long-term clinical data and their professional experience, that our systems provide effective and attractive alternatives to conventional means of treatment. Some physicians may be slow to adopt new products and treatment practices, partly because of perceived liability risks and uncertainty of third-party reimbursement. As procedural technique plays a significant role in achieving positive results from the Stretta and Secca Procedures, improper use of either system may have unsatisfactory patient outcomes or cause adverse events, leading to physician dissatisfaction, negative publicity, or lawsuits. Additionally, some of our customers and potential customers may find the time necessary to perform a Stretta procedure to be a limiting issue, as their endoscopy unit schedule is typically dominated by short diagnostic procedures. Future adverse events or recalls could also impact future acceptance rates. If we cannot achieve increasing physician adoption rates of our products, we may never achieve significant revenues or profitability.

Our internal controls may not be sufficient to ensure timely and reliable financial information.

In October 2004, we restated our financial results for the quarter ended March 31, 2004 to reflect adjustments to our previously reported financial information. The restatements arose, in part, out of an internal investigation by the Audit Committee. As a result of the investigation, management and the Audit Committee determined that certain sales employees had improperly offered rights of return and exchange in violation of our revenue recognition policy, and a manufacturer’s representative had not actually made sales that it had reported to the Company. As a result of this investigation, we were also unable to timely file the Form 10-Q for the quarter ended June 30, 2004. In connection with the restatement of our financial results for the quarter ended March 31, 2004, our independent registered public accounting firm identified material weaknesses in our internal controls and procedures.

Our Audit Committee, with the assistance of independent legal and accounting advisors, evaluated the effectiveness of our disclosure controls and procedures. As a result of this evaluation, our Board of Directors has directed management to implement and management has implemented additional measures designed to ensure that information required to be disclosed in our periodic reports is recorded, processed, summarized and reported accurately. These measures include the adoption of a Disclosure Committee Charter, the adoption of a written revenue recognition policy, further controls on shipment of products for revenue transactions, and additional training of our sales and marketing staff to minimize the risk of revenue recognition errors. The effectiveness of our controls and procedures remain limited by a variety of factors including:

•	Faulty human judgment and simple errors, omissions or mistakes;

•	Fraudulent action of an individual or collusion of two or more people;

•	Inappropriate management override of procedures; and

•	The possibility that our enhanced controls and procedures may still not be adequate to assure timely and accurate financial information.

If we fail to have effective internal control over financial reporting in place, we could be unable to provide timely and accurate financial information and be subject to delisting from Nasdaq, and civil or criminal sanctions.

We face competition from more established GERD treatments and from competitors with greater resources, which will make it difficult for us to achieve significant market penetration.

Companies that have well-established products, reputations and resources dominate the market for the treatment of GERD. Our primary competitors are large medical device manufacturers that manufacture instrumentation for anti-reflux surgery and C.R. Bard, and NDO Surgical, each of which manufactures an endoscopic sewing device for treating GERD. Other competitive devices may be developed.

Some of these competitors are larger companies that enjoy several competitive advantages over us, which may include:

•	Existing anti-reflux surgical procedures and devices for the treatment of GERD;

•	Established reputations within the surgical and gastroenterological community;

•	Established distribution networks that permit these companies to introduce new products and have such products accepted by the physician community promptly;

•	Established relationships with health care providers and payers that can be used to facilitate reimbursement for new treatments; and

•	Greater resources for product development and sales and marketing.

We do not feel that we compete with large pharmaceutical companies, such as AstraZeneca, Takeda Abbott Pharmaceutical, Wyeth Laboratories and Eisai, because candidate patients for Stretta are intolerant to drug therapy or have failed, or only partially responded to, drug therapy. However, these companies have an established relationship with the gastroenterology community and generate over $12 billion in annual U.S. revenues from the proton pump inhibitor drug class. We could be adversely affected if one or more pharmaceutical companies elects to market aggressively against our product, or if a new, more effective, pharmaceutical product is developed.

We have limited sales and marketing resources, and failure to manage our sales force or to market and distribute our products effectively will hurt our revenues.

We have limited sales and marketing resources. Currently we rely on a limited number of direct sales representatives for the sale of our products in the United States. We also deploy an indirect sales channel of a limited number of manufacturers representatives firms who we use to cover, in general, less populated areas of the United States. The success of this channel will depend upon a number of factors, many of which are beyond our control. These factors include, but are not limited to, the willingness of such representatives to prioritize the sale of our products and their effectiveness in such sales efforts.

There are significant risks involved in building and managing our sales force and marketing our products, including our:

•	Inability to gain market acceptance of our products and technology;

•	Inability to hire a sufficient number of qualified sales people with the skills and understanding to sell the Stretta and Secca Systems effectively;

•	Failure to adequately train our sales force in the use and benefits of our products, making them less effective promoters; and

•	Failure to accurately price our products as attractive alternatives to conventional treatments.

Our failure to adequately address these risks will harm our ability to sell our products.

Internationally, we rely on third-party distributors to sell our products, and we cannot assure you that these distributors will commit the necessary resources to effectively market and sell our products.

Internationally, we rely on a network of distributors to sell our products and we will need to attract additional distributors to grow our business and expand the territories into which we sell our products. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations. If current or future distributors do not perform adequately, we may not realize expected international revenue growth.

We depend on suppliers who provide materials and components used in our products, and if we lose our relationship with any individual supplier, we may face regulatory requirements with regard to replacement suppliers that could delay the manufacture of our products.

Third-party suppliers provide materials and components used in our products, some of which are the single or sole source for the components they provide. If any of our suppliers become unwilling or unable to supply us with our requirements, replacement or alternative sources might not be readily obtainable due to regulatory requirements applicable to our manufacturing operations. Obtaining components from a new supplier may require a new or supplemental filing with applicable regulatory authorities and clearance or approval of the filing before we could resume product sales. This process may take a substantial period of time, and we cannot assure you that we would be able to obtain the necessary regulatory clearance or approval. This could create supply disruptions that would reduce our product sales and revenue.

If we, or our suppliers, fail to comply with the FDA Quality System Regulation, manufacturing operations could be delayed and our business could be harmed.

Our manufacturing processes are required to comply with the Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of our products. The FDA enforces the QSR through inspections. Our first QSR inspection was in March 2001, and we were also inspected in July 2003. There were no significant findings from either inspection. If we fail any future QSR inspections, our operations could be disrupted and our manufacturing delayed. Failure to take appropriate corrective action in response to a QSR inspection could force a shut-down of our manufacturing operations, a recall of our products, and potentially a revocation of the FDA 510(k) clearance of our products, which would have a material adverse effect on our product sales, revenues, expected revenues and profitability. Furthermore, we cannot assure you that our key component suppliers are, or will continue to be, in compliance with applicable regulatory requirements, will not encounter any manufacturing difficulties, or will be able to maintain compliance with regulatory requirements. Any such event could have a material adverse effect on our available inventory and product sales.

Our failure to obtain or maintain necessary FDA clearances or approvals could hurt our ability to commercially distribute and market our products in the United States.

Our products are medical devices and are therefore subject to extensive regulation in the United States and in foreign countries where we intend to do business. Unless an exemption applies, each new Class II or III medical device that we wish to market in the United States must first receive either 510(k) clearance or premarket approval from the FDA. Either process can be lengthy and expensive. The FDA’s 510(k) clearance process usually takes from four to twelve months, but may take longer. The premarket application, or PMA, approval process is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer. Delays in obtaining regulatory clearance or approval will adversely affect our ability to generate revenues and profitability from new products. We cannot assure you that the FDA will ever grant 510(k) clearance or premarket approval for any new product we propose to market. If the FDA withdraws or refuses to grant approvals, we will be unable to market such products in the United States.

If we market our products for uses that the FDA has not approved, we could be subject to FDA enforcement action.

Our Stretta and Secca Systems are cleared by the FDA, the Stretta System for the treatment of GERD and the Secca System for the treatment of bowel incontinence in patients who have failed more conservative therapies such as diet modification and biofeedback. FDA regulations prohibit us from promoting or advertising either system, or any future cleared or approved devices, for uses not within the scope of our clearances or approvals. These determinations can be subjective, and the FDA may disagree with our promotional claims. If the FDA requires us to revise our promotional claims or takes enforcement action against us based upon our labeling and promotional materials, our sales could be delayed, our profitability could be harmed and we could be required to pay significant fines or penalties.

Modifications to our marketed devices may require new 510(k) clearances or PMA approvals or require us to cease marketing or recall the modified devices until such clearances are obtained.

Any modification to an FDA 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new FDA 510(k) clearance or, possibly, PMA approval. The FDA requires every manufacturer to make this determination in the first instance, but the FDA can review any such decision. We have modified aspects of our products, but we believe that new 510(k) clearances are not required. We may modify future products after they have received clearance or approval, and, in appropriate circumstances, we may determine that new clearance or approval is unnecessary. Though we believe these changes fall within the acceptable scope of changes allowed for Class II devices, we cannot assure you that the FDA would agree with any of our decisions not to seek new clearance or approval. If the FDA requires us to seek 510(k) clearance or PMA approval for any modification to a previously cleared product, we also may be required to cease marketing or recall the modified device until we obtain such clearance or approval. Also, in such circumstances, we may be subject to significant regulatory fines or penalties.

We face risks related to our international operations, including the need to obtain necessary foreign regulatory approvals.

To date we have international distribution agreements for countries in Europe, Asia, Africa, and Central America. We have obtained regulatory clearance to market the Stretta System in the European Union, Australia and Canada and to market the Secca System in the European Union. Marketing our products in additional countries may require regulatory approvals. We cannot assure you that we will be able to obtain or maintain such approvals. Furthermore, although contracts already signed with international distributors specify payment in U.S. dollars, future international sales may be made in currencies other than the U.S. dollar. As a result, currency fluctuations may impact the demand for our products in countries where the U.S. dollar has increased compared to the local currency. Engaging in international business involves the following additional risks:

•	Export restrictions, tariff and trade regulations, and foreign tax laws;

•	Customs duties, export quotas or other trade restrictions;

•	Economic or political instability;

•	Shipping delays; and

•	Longer payment cycles.

In addition, contracts may be difficult to enforce and receivables difficult to collect through a foreign country’s legal system, and the protection of intellectual property in foreign countries may be more difficult to enforce. Any of these factors could cause our international sales to decline, which would impact our expected sales and growth rates.

Product liability suits against us may result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

The development, manufacture and sale of medical products involves a significant risk of product liability claims. The use of any of our products may expose us to liability claims, which could divert management’s attention from our core business, could be expensive to defend, and could result in substantial damage awards against us. For example, we have been party to product liability lawsuits in which there were allegations that our products were defectively designed and that we were negligent in our manufacturing.

We maintain product liability insurance at coverage levels we believe to be commercially acceptable, and we re-evaluate annually whether we need to obtain additional product liability insurance. However there can be no assurance that product liability or other claims will not exceed such insurance coverage limits or that such insurance will continue to be available on the same or substantially similar terms, or at all. Any product liabilities claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing any coverage in the future.

We have limited protection for our intellectual property. If our intellectual property does not sufficiently protect our products, third parties will be able to compete against us more directly and more effectively.

We rely on patent, copyright, trade secret and trademark laws to protect our products, including our Stretta Catheter, our Secca Handpiece and our Curon Control Module, from being duplicated by competitors. However, these laws afford only limited protection. Our patent applications and the notices of allowance we have received may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Patents we have obtained and may obtain in the future may be challenged, invalidated or legally circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If our intellectual property rights do not adequately protect our commercial products, our competitors could develop new products or enhance existing products to compete more directly and effectively with us and harm our product sales and market position.

Because, in the United States, patent applications are secret unless and until issued as patents, or corresponding applications are published in other countries, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to file patent applications for such inventions. Litigation or regulatory proceedings, which could result in substantial cost and uncertainty, may also be necessary to enforce patent or other intellectual property rights or to determine the scope and validity of other parties’ proprietary rights. There can be no assurance that we will have the financial resources to defend our patents from infringement or claims of invalidity.

Because of our reliance on unique technology to develop and manufacture innovative products, we depend on our ability to operate without infringing or misappropriating the proprietary rights of others.

There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Because we rely on unique technology to develop and manufacture innovative products, we are especially sensitive to the risk of infringing intellectual property rights. While we attempt to ensure that our products do not infringe other parties’ patents and proprietary rights, our competitors may assert that our products and the methods they employ may be covered by patents held by them or invented by them before they were invented by us. Although we may seek to obtain a license or other agreement under a third party’s intellectual property rights to bring an end to certain claims or actions asserted against us, we may not be able to obtain such an agreement on reasonable terms or at all. If we were not successful in obtaining a license or redesigning our products, our product sales and profitability could suffer, and we could be subject to litigation and potentially substantial damage awards.

Also, one or more of our products may now be infringing inadvertently on existing patents. As the number of competitors in our markets grows, the possibility of a patent infringement claim against us increases. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and divert management’s attention from our core business. If we lose in this kind of litigation, a court could require us to pay substantial damages or grant royalties, and prohibit us from using technologies essential to our products. This kind of litigation is expensive to all parties and consumes large amounts of management’s time and attention. In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware and which may later result in issued patents that our products may infringe.

If we lose our rights to intellectual property that we have licensed we may be forced to develop new technology and we may not be able to develop that technology or may experience delays in manufacturing as a result.

Our license with Gyrus Group PLC, a public company incorporated and existing under the laws of England and Wales, allows us to manufacture and sell our products using their radiofrequency generator technology. In addition, the University of Kansas license allows us to apply radiofrequency energy to tissue. To the extent these license interests become jeopardized through termination or material breach of the license agreements, our operations may be harmed. We may have to develop new technology or license other technology. We cannot provide any assurance that we will be able to develop such technology or that other technology will be available for license. Even if such technology is available, we may experience delays in our manufacturing as we transition to a different technology.

If we are unable to attract and retain qualified personnel, we will be unable to expand our business.

We believe our future success will depend upon our ability to successfully manage our employees, which includes attracting and retaining engineers and other highly skilled personnel. Our employees are at-will employees and are not subject to employment contracts. The loss of services of one or more key employees could materially adversely affect our growth. Failure to attract and retain personnel, particularly management and technical personnel, would materially harm our ability to grow our business rapidly and effectively.

Our directors, executive officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

Our officers, directors and principal stockholders holding more than 5% of our common stock together control over 50% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interest of our other stockholders.

Our stockholder rights plan, certificate of incorporation, bylaws and Delaware law contain provisions that could discourage a takeover.

In November 2001, we adopted a stockholder rights plan. The purpose of the plan is to assure fair value in the event of a future unsolicited business combination or similar transaction involving Curon. If an individual or entity accumulates 15% of our stock, or 20% in the case of certain existing stockholders, the rights become exercisable for additional shares of our common stock or, if followed by a merger or other business combination where Curon does not survive, additional shares of the acquirer’s common stock. The intent of these rights is to force a potential acquirer to negotiate with the Board to increase the consideration paid for our stock. The existence of this plan, however, may deter a potential acquirer, which could negatively impact shareholder value.

In addition, our basic corporate documents and Delaware law contain provisions that might enable our management to resist a takeover. Any of the above provisions might discourage, delay or prevent a change in the control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

ABOUT CURON MEDICAL, INC.

Curon Medical, Inc was incorporated in Delaware in May 1997. We develop, manufacture and market innovative proprietary products for the treatment of gastrointestinal disorders. Our products consist of radiofrequency generators and single-use disposable devices.

Our first product, the Stretta® System, received United States Food and Drug Administration (“FDA”), clearance in April 2000 for the treatment of gastroesophageal reflux disease, or GERD, which affects approximately 19 million U.S. adults on a daily basis. In patients with GERD, stomach contents reflux backward from the stomach into the esophagus, causing a wide range of symptoms and complications, including, most commonly, persistent heartburn and chest pain. Unlike medication, which addresses GERD symptoms, our Stretta System applies radiofrequency energy to treat the causes of GERD. The Stretta System consists of a disposable catheter with needle electrodes and our control module, which is a radiofrequency energy generator. Using the Stretta System, the physician delivers temperature-controlled radiofrequency energy to the muscle of the lower esophageal sphincter and upper portion of the stomach. The delivery of this energy creates heat, causing tissue contraction and creating thermal lesions that resorb over time, resulting in improved sphincter function. Clinical studies show a significant reduction in GERD symptom scores, esophageal acid exposure, and use of anti-secretory medications.

We commercially launched the Stretta System in May 2000. As of September 30, 2005, we have sold over 350 control modules and approximately 9,000 patients have been treated with the Stretta Procedure.

Our second product, the Secca® System, is a radiofrequency energy-based system for the treatment of bowel incontinence (referred to as “Fecal incontinence”). Bowel incontinence is caused by damage to the anal sphincter due to childbirth, surgery, neurological disease, injury or age, and affects up to 16 million adults in the United States. Using the Secca System, physicians deliver radiofrequency energy to the anal sphincter muscle in the anal canal. Clinical studies have shown a reduction in bowel incontinence symptoms and improvement in general quality of life. In March 2002, we received 510(k) clearance from the FDA to market the Secca System for the treatment of fecal incontinence in patients who have failed more conservative therapies such as diet modification and biofeedback. We undertook a limited test launch of Secca in June 2002, and fully launched the product commercially in May 2003.

We have a direct sales force to market and sell our products in the United States. We market the Stretta System, as an alternative to anti-reflux surgery, primarily to high volume general surgeons and gastroenterologists. In the United States, we estimate that there are approximately 4,500 general surgeons and 7,000 gastroenterologists who actively perform endoscopy. We market the Secca System primarily to colon and rectal surgeons and to those general surgeons who perform colorectal surgery. We estimate that there are approximately 1,200 colon and rectal surgeons and up to 3,000 general surgeons that routinely perform colorectal surgery in the United States.

Our Stretta System has also received European, Australian and Canadian regulatory approval, and our Secca System has also received regulatory approval in Europe. We incorporated a subsidiary company in Belgium in November 2000 to manage distribution of our products in Europe, the Middle East and Africa. We have entered into international distribution agreements in the following countries presented in alphabetical order, all of which cover the sale of both Stretta and Secca products: Austria, Belgium, Brazil, China (PRC), China (Republic of), China (Hong Kong), Costa Rica, Denmark, Egypt, Finland, France, Germany, India, Indonesia, Ireland, Israel, Italy, Malaysia, The Netherlands, Norway, Philippines, Portugal, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Thailand, Turkey, United Arab Emirates, United Kingdom, Viet Nam, Some agreements cover more than one country. From time to time national distributors are replaced or terminated and there may be times when we may have no representation in one or more of the above countries. Regulatory controls in certain countries prevent sales being made until the distributor completes the approval process. We are organized into a single reportable segment consisting of the development, manufacture, and marketing of proprietary products for the treatment of gastrointestinal disorders. We use one measurement of profitability and do not disaggregate our business for internal reporting.

The American Medical Association issued a Category I CPT code for the Stretta procedure that became effective January 1, 2005, which will make it easier for physicians to code for the procedure. CPT codes are used to specify the physician component of the procedure cost.

USE OF PROCEEDS

All proceeds from the sale of the shares of common stock will be for the account of the selling stockholders. We will not receive any of the proceeds from the sale of the shares of common stock sold under this prospectus. If and when all of the warrants are exercised, we will, however, receive up to approximately $9,775,891. See “Selling Stockholders” and “Plan of Distribution.”

SELLING STOCKHOLDERS

The 24,539,712 shares of common stock covered by this prospectus were acquired by the selling stockholders from us in a private placement consummated in two closings on April 8, 2005 and June 3, 2005. We issued a total of 4,962,614 shares of common stock and warrants exercisable for five years to purchase up to an additional 2,481,298 shares of common stock with an exercise price of $1.00 per share at the first closing. We issued a total of 13,482,464 shares of common stock and warrants exercisable for five years to purchase up to an additional 6,741,241 shares of common stock with an exercise price of $1.00 per share at the second closing. In connection with the private placement, we also agreed to issue warrants exercisable for five years to purchase up to 553,352 shares of common stock with an exercise price of $1.00 per share to a placement agent. We agreed to file a registration statement with the SEC covering the resale of the shares issued in the foregoing transactions, including the shares issuable upon exercise of the warrants.

We prepared the following table based on the information supplied to us by the selling stockholders named in the table. The selling stockholders may, however, have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided such information. None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

We do not know when or in what amounts a selling stockholder may offer shares of common stock for sale. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all, some, or none of their shares of common stock pursuant to this offering, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of the following table, we have assumed that the selling stockholders will sell all of the shares of common stock covered by this prospectus (including all of the shares of common stock issuable upon exercise of the warrants (without regard to limitations on exercise)), and that, therefore, there will be no shares beneficially owned by the selling stockholders after the offering. Except as otherwise set forth below, each selling stockholder has sole voting control over the shares shown as beneficially owned.

Name of Selling Stockholder	Number of Curon shares beneficially owned prior to the offering (1)	Shares issuable upon exercise of Warrants being offered (2)	Number of Curon shares being offered	Total number of Curon shares being offered
Atlas Equity I, Ltd (3)	158,300	1,346,154	428,174	1,774,328
Atlas Master Fund Ltd	—	—	1,926,423	1,926,423
Cimarron Overseas Equity Master Fund L.P. (4)	—	211,538	423,076	634,614
Crown Growth Partners II (5)	4,300	8,850	—	8,850
Crown Growth Partners, L.P. (5)	81,200	122,150	—	122,150
Harvest Capital, LP (6)	44,196	46,035	92,070	138,105
Harvest Offshore Investors, Ltd. (6)	113,160	118,190	236,380	354,570
New Americans, LLC (6)	15,093	13,405	26,810	40,215
CL Harvest, LLC (6)	5,076	5,110	10,220	15,330
Harvest AA Capital, LP (6)	9,676	9,760	19,520	29,280
Lewis Opportunity Fund LP	—	37,500	75,000	112,500
Meadowbrook Opportunity Fund, LLC (7)	179,162	150,000	300,000	450,000
Micro Cap Partners, L.P. (8)	844,454	846,153	1,692,306	2,538,459
Palo Alto Healthcare Fund, L.P. (9)	415,215	307,692	615,384	923,076
Stroller Tod White and Linda White, Trustees of the Tod & Linda White Revocable Trust, dated 5/21/98 (10)	—	153,846	307,692	461,538
Branco Weiss (11)	—	384,615	769,230	1,153,845
William H. Reaves – PCM (12)	—	192,307	384,614	576,921
Young Enterprise Securities, LLC (13)	—	153,846	307,692	461,538
Hugh and Constance Fitzpatrick (14)	30,000	46,153	92,306	138,459
Nancye Allen Fitzpatrick (15)	30,000	30,769	61,538	92,307
ProMed Partners, L.P. (16)	—	239,435	478,870	718,305
ProMed Partners II, L.P. (16)	—	62,020	124,040	186,060
ProMed Offshore Fund, L.P. (16)	—	38,930	77,860	116,790
ProMed Offshore Fund II, L.P. (16)	109,427	813,465	1,626,930	2,440,395
SF Capital Partners Ltd. (17)	252,899	2,307,693	4,615,386	6,923,079
Walker Smith Capital, L.P. (18)	—	33,769	5,900	39,669
Walker Smith Capital (QP), L.P. (18)	—	177,692	20,900	198,592
Walker Smith International Fund, Ltd. (18)	—	250,077	36,600	286,677
SRB Greenway Capital, L.P. (19)	—	70,462	8,900	79,362
SRB Greenway Capital (QP), L.P. (19)	—	44,923	—	44,923
SRB Greenway Offshore Operating Fund, L.P. (19)	—	500,000	—	500,000
Iroquois Master Fund Ltd.	10,322	500,000	—	500,000
The Robins Group LLC	—	553,352	—	553,352

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Warrants listed in the table includes shares issuable upon the exercise of warrants issued in connection with our 2005 private placement.
(2)	Warrants are exercisable at an exercise price of $1.00, subject to certain anti-dilution adjustments.
(3)	Jacob Gottlieb and Dmitry Balyasny have voting and dispositive control over the shares held by Atlas Equity I, LTD.
(4)	These shares are beneficially owned by Cimarron Biomedical Equity Master Fund, L.P., formerly known as Cimarron Overseas Equity Master Fund, L.P. Cimarron Biomedical Equity Master Fund, L.P. is wholly owned by Cimarron Biomedical Equity Fund, L.P., formerly known as Cimarron Overseas Equity Fund (QP), L.P. Cimarron Biomedical Investors, L.P. is the general partner of Cimarron Biomedical Equity Fund, L.P. Cimarron Global

Management, LLC is the general partner of Cimarron Biomedical Investors, L.P. J.H. Cullum Clark is the sole principal of Cimarron Global Management, LLC, and in such capacity has full voting and investment control over the shares beneficially owned by Cimarron Biomedical Equity Master Fund, L.P. Mr. Clark expressly disclaims beneficial ownership of the shares beneficially owned by Cimarron Biomedical Equity Master Fund, L.P.

(5)	David Bellet possesses voting and dispositive power over all of the shares owned by Crown Growth Partners LP and Crown Growth Partners II.
(6)	Harvest Management LLC votes shares on behalf of Harvest Capital, L.P., Harvest Offshore Investors, Ltd, New Americans, L.L.C., Harvest AA Capital, L.P. and CL Harvest, LLC in its capacity as Investment manager. The Principals of Harvest Management, LLC are Marjorie Gochberg Kellner, Nathaniel Boher and J. Morgan Rutman act on behalf of Harvest Management. Harvest Management LLC is not a broker dealer, nor is it affiliated with one.
(7)	Michael Ragins has sole voting and dispositive power with respect to the shares held of record by offered by Meadowbrook Opportunity Fund LLC. Michael Ragins is the Managing Member of MYR Partners LLC, the Manager of Meadowbrook Capital Management LLC, and the Investment Manager of Meadowbrook Opportunity Fund LLC. Meadowbrook Opportunity Fund LLC is not a broker dealer, nor is it affiliated with one.
(8)	These shares are held directly by Micro Cap Partners, L.P. (“Micro Cap”) for the benefit of its investors. Palo Alto Investors LLC (“PAI LLC”) beneficially owns such shares because it is the general partner and investment adviser of Micro Cap and, as such, Micro Cap has delegated voting and dispositive power with respect to such shares to PAI LLC. William L. Edwards, the president and controlling shareholder of Palo Alto Investors, the manager of PAI LLC, indirectly beneficially owns such shares.
(9)	These shares are held directly by Palo Alto Healthcare Fund, L.P. (“Healthcare”) for the benefit of its investors. Palo Alto Investors LLC (“PAI LLC”) beneficially owns such shares because it is the general partner and investment adviser of Healthcare and, as such, Healthcare has delegated voting and dispositive power with respect to such shares to PAI LLC. William L. Edwards, the president and controlling shareholder of Palo Alto Investors, the manager of PAI LLC, indirectly beneficially owns such shares.
(10)	Jim Fitzpatrick of Princeton Capital Management, Inc. is the investment advisor to Stroller Tod White and Linda White, Trustees of the Tod & Linda White Revocable Trust, dated 5/21/98, and as such has investment power and voting control over these securities. Mr. Fizpatrick and Princeton Capital Management, Inc. disclaim beneficial ownership of these securities.
(11)	Jim Fitzpatrick of Princeton Capital Management, Inc. is the investment advisor to Branco Weiss, and as such has investment power and voting control over these securities. Mr. Fizpatrick and Princeton Capital Management, Inc. disclaim beneficial ownership of these securities.
(12)	Jim Fitzpatrick of Princeton Capital Management, Inc. is the investment advisor to William H. Reaves - PCM, and as such has investment power and voting control over these securities. Mr. Fizpatrick and Princeton Capital Management, Inc. disclaim beneficial ownership of these securities.
(13)	Jim Fitzpatrick of Princeton Capital Management, Inc. is the investment advisor to Young Enterprise Securities, LLC, and as such has investment power and voting control over these securities. Mr. Fizpatrick and Princeton Capital Management, Inc. disclaim beneficial ownership of these securities.
(14)	Jim Fitzpatrick of Princeton Capital Management, Inc. is the investment advisor to Hugh and Constance Fitzpatrick, and as such has investment power and voting control over these securities. Mr. Fizpatrick and Princeton Capital Management, Inc. disclaim beneficial ownership of these securities.
(15)	Jim Fitzpatrick of Princeton Capital Management, Inc. is the investment advisor to Nancye Allen Fitzpatrick, and as such has investment power and voting control over these securities. Mr. Fizpatrick and Princeton Capital Management, Inc. disclaim beneficial ownership of these securities.
(16)	Barry Kurokawa and David B. Musket have voting and dispositive power over all shares held in the ProMed funds.
(17)	Michael A. Roth and Brian J. Stark possess voting and dispositive power over all of the shares owned by SF Capital Partners Ltd.
(18)	WS Capital Management, L.P. is the general partner of Walker Smith Capital, L.P. and Walker Smith Capital (Q.P.), L.P. and the agent and attorney-in-fact for Walker Smith International Fund, Ltd. WS Capital, L.L.C. is the general partner of WS Capital Management, L.P. Reid S. Walker and G. Stacy Smith are the principals of WS Capital, LLC and, in such capacity, have voting and investment control over the shares of common stock beneficially owned by Walker Smith Capital, L.P., Walker Smith Capital (Q.P.), L.P. and Walker Smith International Fund, Ltd. Messrs. Walker and Smith expressly disclaim beneficial ownership of the shares of common stock beneficially owned by Walker Smith Capital, L.P., Walker Smith Capital (Q.P.), L.P. and Walker Smith International Fund, Ltd.

(19)	SRB Management, L.P. is the general partner of SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Offshore Operating Fund L.P. BC Advisors, LLC is the general partner of SRB Management, L.P. Steven R. Becker is the sole principal of BC Advisors, LLC and, in such capacity, has voting and investment control over the shares of common stock beneficially owned by SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Offshore Operating Fund L.P. Mr. Becker expressly disclaims beneficial ownership of the shares of common stock beneficially owned by SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Offshore Operating Fund L.P.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock other than fees and expenses of any counsel or advisors to the selling stockholders or brokerage fees and commissions incurred by them. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” in this Prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the completion of the offering covered by this prospectus:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2004;

•	our Quarterly Report on Form 10-Q for our fiscal quarters ended March 31, 2005, June 30, 2005, and September 30, 2005;

•	the description of our common stock contained in our registration statements on Form 8-A filed with the SEC on September 13, 2000 and November 9, 2001.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Larry C. Heaton II

President and Chief Executive Officer

Curon Medical, Inc.

46117 Landing Parkway

Fremont, CA 94538-6407

(510) 661-1800

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Securities and Exchange Act of 1934, as amended, and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facility maintained by the SEC at the Judiciary Plaza, 100 Fifth Street, N.E., Room 124, Washington, D.C. 20549. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 Fifth Street, N.E., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by Curon Medical in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$2,442
Legal fees and expenses	$150,000
Accounting fees and expenses	$50,000
Miscellaneous	$22,558
Total	$225,000

Item 15. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware (“Delaware Law”) authorizes a Delaware corporation to indemnify officers, directors, employees, and agents of the corporation, in connection with actual or threatened actions, suits or proceedings provided that such officer, director, employee, or agent acted in good faith and in a manner such officer reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. This authority is sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

The certificate of incorporation and bylaws of Curon Medical provide that Curon Medical shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware Law. The certificate of incorporation also releases Curon Medical’s directors from personal liability to the fullest extent permitted by Delaware Law. In addition, Curon Medical intends in the future to enter into agreements to provide indemnification for directors and officers in addition to that provided for in the certificate of incorporation and bylaws.

Curon Medical also maintains insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against such person and expense incurred by such person in any capacity, subject to certain exclusions.

Item 16. Exhibits.

Exhibit Number	Description
3.1(1)	Amended and Restated Certificate of Incorporation of Curon Medical, Inc.

3.2(1)	Bylaws of Curon Medical, Inc.

4.1(1)	Specimen common stock certificate

4.2(2)	Form of Common Stock Purchase Warrant

4.3(3)	Preferred Stock Rights Agreement, dated as of October 30, 2001 between Curon Medical, Inc. and Mellon Investor Service, LLC including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding the legality of the securities being registered

10.11(2)	Stock Purchase Agreement, dated as of April 7, 2005

10.12(4)	Stock Purchase Agreement dated April 19, 2005

23.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included with opinion filed as Exhibit 5.1)

24.1	Power of Attorney (included on signature page of this registration statement)

*	Previously Filed.
(1)	Filed as an exhibit to Curon’s Registration Statement on Form S-1 (File No. 333-37866) and incorporated herein by reference.
(2)	Filed as an exhibit to Curon’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2004 and incorporated herein by reference.
(3)	Filed as an exhibit to Curon’s 8-A12G filing on November 9, 2001 and incorporated herein by reference.
(4)	Filed as an exhibit to Curon’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 20, 2005 and incorporated herein by reference.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in clauses (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by these clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the second day of December, 2005.

CURON MEDICAL, INC.

By:	/s/ Larry C. Heaton II
Larry C. Heaton II
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larry Heaton and Alistair McLaren, and each of them, as his attorney-in-fact, with full power of substitution in each, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date
By:	/s/ Larry C. Heaton II	President, Chief Executive Officer and Director (Principal Executive Officer)	December 2, 2005
Larry C. Heaton II

By:	/s/ Alistair McLaren	Chief Financial Officer (Principal Financial and Accounting Officer)	December 2, 2005
Alistair McLaren

By:	/s/ Michael Berman	Director	December 2, 2005
Michael Berman

By:	/s/ David I. Fann	Director	December 2, 2005
David I. Fann

By:	/s/ Robert F. Kuhling, Jr.	Director	December 2, 2005
Robert F. Kuhling, Jr.

By:	/s/ Larry J. Strauss	Director	December 2, 2005
Larry J. Strauss

INDEX TO EXHIBITS

Exhibit Number	Description
3.1(1)	Amended and Restated Certificate of Incorporation of Curon Medical, Inc.

3.2(1)	Bylaws of Curon Medical, Inc.

4.1(1)	Specimen common stock certificate

4.2(2)	Form of Common Stock Purchase Warrant

4.3(3)

Preferred Stock Rights Agreement, dated as of October 30, 2001 between Curon Medical, Inc. and Mellon Investor Service, LLC including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding the legality of the securities being registered

10.11(2)	Stock Purchase Agreement, dated as of April 7, 2005

10.12(4)	Stock Purchase Agreement dated April 19, 2005

23.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included with opinion filed as Exhibit 5.1)

24.1	Power of Attorney (included on signature page of this registration statement)

*	Previously filed.
(1)	Filed as an exhibit to Curon’s registration statement on Form S-1 (File No. 333-37866) and incorporated herein by reference.
(2)	Filed as an exhibit to Curon’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2005 and incorporated herein by reference.
(3)	Filed as an exhibit to Curon’s 8-A12G filing on November 9, 2001 and incorporated herein by reference.
(4)	Filed as an exhibit to Curon’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 20, 2005 and incorporated herein by reference.